Filed Pursuant to Rule 433

Registration No. 333-266553

Republic Services, Inc.

Pricing Term Sheet

December 7, 2023

4.875% Notes due April 1, 2029 (the “New 2029 Notes”)

5.000% Notes due December 15, 2033 (the “2033 Notes”)

Issuer:	Republic Services, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa1 (stable) / BBB+ (stable) / A- (stable)

Trade Date:	December 7, 2023

Settlement Date**:	December 12, 2023 (T+3)

Terms of the New 2029 Notes

Principal Amount:	$350,000,000

Qualified Reopening:	There is currently outstanding $400,000,000 in aggregate principal amount of 4.875% Notes due April 1, 2029 that were issued on March 28, 2023 (the “Existing 2029 Notes” and, together with the New 2029 Notes, the “2029 Notes”). After giving effect to the issuance of the New 2029 Notes, $750,000,000 in aggregate principal amount of the 2029 Notes will be outstanding. The New 2029 Notes will be fungible with the Existing 2029 Notes and both the New 2029 Notes and the Existing 2029 Notes, taken together, will be treated as a single series for all purposes.

Maturity Date:	April 1, 2029

Benchmark Treasury:	UST 4.375% due November 30, 2028

Benchmark Treasury Price and Yield:	101-06 and 4.109%

Spread to Benchmark Treasury:	T+75 basis points

Yield to Maturity:	4.859%

Price to Public:	100.067% of the principal amount, plus 71 days accrued interest of $3,365,104.17 from, and including, October 1, 2023, the date of the last interest payment on the Existing 2029 Notes

Coupon (Interest Rate):	4.875%, accruing from October 1, 2023, the date of the last interest payment on the Existing 2029 Notes

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2024

Underwriting Discount:	0.600%

Make-Whole Call:	Prior to March 1, 2029 (one month before the maturity date), T+20 basis points

Par Call:	On or after March 1, 2029 (one month before the maturity date)

CUSIP/ISIN:	760759 BB5 / US 760759BB57

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Intesa Sanpaolo IMI Securities Corp.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Academy Securities, Inc. Penserra Securities LLC

Material United States Federal Tax Considerations:

For a summary of the material United States federal income tax considerations relevant to the ownership and disposition of the New 2029 Notes, see the discussion under the caption “Material United States Federal Tax Considerations” in the preliminary prospectus supplement issued by Republic Services, Inc. on December 7, 2023. The discussion below is meant to update and supplement such summary in the preliminary prospectus supplement and is subject to the same limitations and qualifications set forth therein.

Qualified Reopening. This offering of the New 2029 Notes will meet the requirements for a “qualified reopening” of the Existing 2029 Notes under applicable U.S. Treasury regulations. Debt instruments issued as part of the “qualified reopening” of a previous issue of debt instruments are treated as part of the original issue and, consequently, are deemed to have the same issue date and the same issue price as the original debt instruments. Accordingly, for U.S. federal income tax purposes, the New 2029 Notes will have the same issue price and issue date as the Existing 2029 Notes and will not be considered to be issued with “original issue discount.”

Stated Interest. Interest on the New 2029 Notes generally will be taxable to a U.S. Holder (as defined in the preliminary prospectus supplement referenced above) as ordinary income at the time it accrues or is actually or constructively received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes (not including pre-acquisition accrued interest, as described below). A portion of the price paid for the New 2029 Notes will be allocable to interest that accrued prior to the date the New 2029 Notes are purchased (“pre-acquisition accrued interest”). To the extent that a portion of a U.S. Holder’s purchase price for the New 2029 Notes is allocable to pre-acquisition accrued interest, a portion of the first stated interest payment equal to the amount of such pre-acquisition accrued interest may be treated as a nontaxable return of such pre-acquisition accrued interest to the U.S. Holder.

Amortizable Bond Premium with Respect to the New 2029 Notes. A U.S. Holder who purchases a New 2029 Note for an amount greater than its principal amount will be treated as acquiring the New 2029 Note with amortizable bond premium. For this purpose, the initial purchase price of such New 2029 Note will not include amounts paid in respect of pre-acquisition accrued interest as described above. A U.S. Holder that acquires a New 2029 Note with amortizable bond premium may elect to amortize the premium, under a constant yield method, over the term of such New 2029 Note, which will reduce the amount of interest income with respect to such New 2029 Note required to be included in the U.S. Holder’s gross income. An election to amortize bond premium applies to all taxable debt instruments then owned by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service.

Terms of the 2033 Notes

Principal Amount:	$650,000,000

Maturity Date:	December 15, 2033

Benchmark Treasury:	UST 4.500% due November 15, 2033

Benchmark Treasury Price and Yield:	103-01+ and 4.123%

Spread to Benchmark Treasury:	T+95 basis points

Yield to Maturity:	5.073%

Price to Public:	99.432% of the principal amount

Coupon (Interest Rate):	5.000%

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2024

Underwriting Discount:	0.650%

Make-Whole Call:	Prior to September 15, 2033 (three months before the maturity date), T+15 basis points

Par Call:	On or after September 15, 2033 (three months before the maturity date)

CUSIP/ISIN:	760759 BH2 / US760759BH28

Joint Book-Running Managers:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Intesa Sanpaolo IMI Securities Corp. PNC Capital Markets LLC RBC Capital Markets, LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The issuer expects to deliver the notes against payment for them on or about December 12, 2023, which will be the 3rd business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally must settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+3 business days, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, with respect to the New 2029 Notes, BofA Securities, Inc. at (800) 294-1322, J.P. Morgan Securities LLC at (212) 834-4533, Wells Fargo Securities LLC at (800) 645-3751, PNC Capital Markets LLC at (855) 881-0697 or RBC Capital Markets, LLC at (866) 375-6829 and with respect to the 2033 Notes, BofA Securities, Inc. at (800) 294-1322, J.P. Morgan Securities LLC at (212) 834-4533, Wells Fargo Securities LLC at (800) 645-3751, Barclays Capital Inc. at (866) 603-5847 or BNP Paribas Securities Corp. (toll free) at (800) 854-5674.

This pricing term sheet supplements the preliminary prospectus supplement issued by Republic Services, Inc. on December 7, 2023 relating to its Prospectus dated August 5, 2022.